UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*



                          GVI Security Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   36242E 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Fred Knoll
                         Knoll Capital Management, L.P.
                           200 Park Avenue, Suite 3900
                            New York, New York 10166
                                 (212) 808-7474
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 11, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                  If the  filing  person has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 23)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 2 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Knoll Capital Management

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,179,478 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,179,478 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,179,478 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
(1) Includes 13,743 shares of Common Stock issuable upon exercise of warrants held by Thinking Technologies, L.P.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 3 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     GVI ACQUISITION, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    3,030,130 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    3,030,130 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,030,130 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
(1) Includes 3 shares of Common Stock issuable upon conversion of shares of Series B Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 4 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     EUROPA INTERNATIONAL INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,106,497 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,106,497 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,106,497 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
(1) Includes 3 shares of Common Stock issuable upon conversion of shares of Series B Stock held by GVI Acquisition, LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 5 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     THINKING TECHNOLOGIES, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    72,981 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    72,981 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     72,981 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     <1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
(1) Includes 13,743 shares of Common Stock issuable upon the exercise of warrants held by Thinking Technologies, L.P.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 6 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KNOLL CAPITAL FUND II MASTER FUND, LTD.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    666,666 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    666,666 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,666 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
(1) Includes 333,333 shares of Common Stock issuable upon the exercise of warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 7 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     KOM CAPITAL MANAGEMENT, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    666,666 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    666,666 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,666 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
(1) Includes 333,333 shares of Common Stock issuable upon the exercise of warrants held by Knoll Capital Fund II Master Fund, Ltd.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 8 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     WOODMAN MANAGEMENT CORPORATION

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,799,064 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    5,799,064 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,799,064 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
(1) Includes 3 shares of Common Stock issuable upon conversion of shares of Series B Stock held by GVI Acquisition LLC.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                 PAGE 9 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     W-NET, INC.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    333,333 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    333,333 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     333,333 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     <1.0%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
(1) Consists of shares of Common Stock issuable upon the exercise of warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                PAGE 10 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PATRICK O'NEILL

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    666,666 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    666,666 (1)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     666,666 (1)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
(1) Includes 333,333 shares of Common Stock issuable upon the exercise of warrants held by Knoll Capital Fund II Master Fund, Ltd.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                PAGE 11 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FRED KNOLL

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         54,465 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,846,144 (2)(3)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         54,465 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,846,144 (2)(3)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,900,609 (1)(2)(3)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
(1) Includes 54,465 shares of Common Stock issuable upon exercise of options and warrants.
(2) Includes 13,743 shares of Common Stock issuable upon exercise of warrants held by Thinking Technologies, L.P.
(3) Includes 333,333 shares of Common Stock issuable upon the exercise of warrants held by Knoll Capital Fund II Master Fund, Ltd.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

CUSIP NO. 36242E 10 1            SCHEDULE 13D                PAGE 12 OF 23 PAGES

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DAVID WEINER

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         50,000 (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    6,132,397 (2)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         50,000 (1)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,132,397 (2)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,132,397 (1)(2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

(1)  Includes 50,000 shares of Common Stock issuable upon exercise of options.
(2) Includes 333,333 shares of Common Stock issuable upon the exercise of warrants held by W-Net, Inc.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT! *

         The following  constitutes  Amendment No. 6 ("Amendment  No. 6") to the
Schedule 13D filed by the undersigned. This Amendment No. 6 amends the Schedule 13D as specifically set forth.

         Item 2 is amended in its entirety to read as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by Knoll Capital Management L.P. ("Knoll Capital"), a Delaware limited partnership, GVI Acquisition, LLC ("Acquisition"), a California limited liability company, Europa International Inc. ("Europa"), a company organized under the laws of the British Virgin Islands, Thinking Technologies, L.P., a Delaware limited partnership ("Technologies"), Knoll Capital Fund II Master Fund, Ltd., a Cayman Island company ("KCF II"), KOM Capital Management, LLC, a Delaware limited liability company ("KOM Capital"), Woodman Management Corporation ("WMC"), a California corporation, W-Net, Inc., a California corporation ("W-Net"), and Messrs. Fred Knoll, Patrick O'Neill, and David Weiner, each a citizen of the United States (collectively, the "Reporting Persons").

         Knoll Capital is an investment management firm and is the general partner of Technologies and manages the investments of Europa. Fred Knoll is the principal partner and president of Knoll Capital. KCF II is an investment fund. KOM Capital is the investment adviser of KCF II. Acquisition was formed as a joint venture of Europa and WMC to invest in and hold the common stock of GVI Security, Inc. ("GVI"), which subsequently merged with a subsidiary of the Company as described below. Europa is a fund which invests in and otherwise trades in equity and equity-related securities. The principal business of Messrs. Knoll and O'Neill is investing.

         WMC is a consulting firm. David Weiner is an investment consultant for and, and is the sole director and officer of, WMC. Mr. Weiner is also the sole, director, officer and stockholder of W-Net.

         The director of Europa is Standard Nominees Trident Trust Company (B.V.I.) Limited ("Standard"), a company organized under the laws of the British Virgin Islands. The sole managers of Acquisition are Messrs. Knoll and Weiner, and its sole members are Europa and WMC. The sole members of KOM Capital are Messrs. Knoll and O'Neill.

         The principal business address of Knoll Capital, Technologies, KOM Capital and Messrs. Knoll and O'Neill is 200 Park Avenue, Suite 3900, New York, New York 10166. The principal business address of KCF II is c/o KOM Capital Management, LLC, 200 Park Avenue, Suite 3900, New York, New York 10166. The principal business address of Europa and Standard is P.O. Box 146, Road Town, Tortola, British Virgin Islands. The address for Mr. Weiner, Acquisition, WMC and W-Net is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

         Item 3 is hereby amended in its entirety to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock purchase and loan agreement dated September 28, 1994, Technologies purchased 30,079 shares of Common Stock for a purchase price of $100,000. The source of the funds to purchase such shares was Technologies' working capital.

         In connection with loans in the aggregate principal amount of $502,000 made by Technologies to the Company in July 1996, the Company issued to Technologies ten-year warrants to purchase 7,204 shares of Common Stock at an exercise price of $69.55 per share.

         In November 1998, in a private placement, Technologies purchased from the Company approximately 393 "units" for a purchase price of approximately $393,000. Each unit consisted of (i) a Secured Convertible Note ("Bridge Note") in the principal amount of $1,000 bearing interest at the rate of 10% per annum, convertible into 7.7 shares of Common Stock, and (ii) warrants ("Bridge Warrants") to purchase 3.1 shares of Common Stock at a price of $13.00 per share. In December 1999, Technologies converted the Bridge Notes (including accrued interest thereon) into 30,231 shares of Common Stock, at which time, pursuant to their terms, the Bridge Warrants were canceled. The source of the funds to purchase the units was Technologies' working capital.

         In December 1999, in lieu of accrued salary in the amount of $174,450 then owed to him, Mr. Knoll was issued immediately exercisable options to purchase 5,430 shares of Common Stock at a purchase price of $32.50 per share.

         In December 1999, in connection with services rendered in connection with the Company's acquisition of the assets of Tritium Network, Inc. (the "Tritium Acquisition"), the Company issued to Mr. Knoll (for no cash consideration), five-year warrants to purchase 8,458 shares of Common Stock at an exercise price of $32.50 per share.

         In December 1999, the Company issued to Mr. Knoll options to purchase an aggregate of 3,077 shares of Common Stock at a price of $32.50 per share.

         In March 2000, in connection with the closing of the Tritium Acquisition, the Company issued to Mr. Knoll for nominal consideration 200 shares of the Company's Series B Preferred Stock ("Series B Stock"), which are convertible into 3 shares of Common Stock. On February 20, 2004, Mr. Knoll transferred such shares of Series B Stock to Acquisition.

         In August 2000, Technologies distributed 1,072 shares of Common Stock to one of its limited partners.

         On November 27, 2000, Technologies was issued a Demand Convertible Note (the "Demand Note") in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year. The Demand Note was convertible into shares of Common Stock at an initial conversion price of $24.375 per share (the "Conversion Price"). In connection with the issuance of the Demand Note, Technologies was granted five-year warrants to purchase 6,539 shares of Common Stock at an exercise price of $24.375 per share. In February 2001, the Company's Board of Directors approved the reduction of the Conversion Price to $7.80 per share. By an instrument of transfer dated January 4, 2002, Technologies transferred the Demand Note to Europa. On January 4, 2002, the Company's Board of Directors approved the reduction of the Conversion Price of the Demand Note to a price at which the then outstanding principal amount of the Demand Note, together with interest accrued thereon through such date, would be convertible into 80% of the then outstanding shares of Common Stock of the Company on a fully-diluted basis. On February 20, 2004, Europa surrendered the Demand Note to the Company for cancellation in exchange for 10,000 shares of the Series D Convertible Preferred Stock of the Company ("Series D Stock"). The shares of Series D Stock automatically converted into 1,187,983 shares of Common Stock on April 12, 2004 upon the effectiveness of the Reverse Split.

         On February 17, 2004, as directors of the Company (i) Mr. Knoll was issued options to purchase

150,000 shares of Common Stock at a price of $2.60 per share, of which, options to purchase 37,500 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D, and (ii) Mr. Weiner was issued options to purchase 200,000 shares of Common Stock at a price of $2.60 per share, of which, options to purchase 50,000 shares of Common Stock may be exercised within 60 days from the date of this Schedule 13D.

         On February 20, 2004, pursuant to an Agreement and Plan of Merger dated as of February 19, 2004 (the "Merger Agreement"), GVI merged (the "Merger") with a subsidiary of the Company. GVI was the surviving corporation in the Merger and is now a wholly-owned subsidiary of the Company. Prior to the Merger, Acquisition was the holder of 88,000 shares of GVI's Common Stock. As a shareholder of GVI, Acquisition was issued in the Merger 382,608.68 shares of Series E Convertible Preferred Stock of the Company ("Series E Stock"). Such shares of Series E Stock automatically converted into 10,795,145 shares of Common Stock on April 12, 2004 upon the effectiveness of the Reverse Split.

         On October 29, 2004, KCF II and W-Net each purchased 10 "Units" in a bridge financing at a purchase price of $50,000 per Unit. Each Unit consisted of
(i) $50,000 principal amount of 12% Subordinated Secured Promissory Notes (the "2004 Bridge Notes"), and (ii) the right to be issued warrants to purchase shares of the Company's Common Stock. As a result of the December 2004 private placement discussed below, and in accordance with the terms of the bridge financing, for the ten Units purchased by each of them, KCF II and W-net were each issued five-year warrants to purchase 333,333 shares of Common Stock at an exercise price of $1.50 per share (the "2004 Warrants"). KCF II and W-net purchased the Units with their working capital.

         In a private placement that closed on December 27, 2004, KCF II purchased 333,333 shares of Common Stock at a price of $1.50 per share. KCF II purchased these shares by reinvesting the amount due from the Company under the 2004 Bridge Note held by it, which note automatically became due on the closing of the private placement.

         On January 4, 2005, Acquisition made a distribution to its members, distributing 2,858,134 shares of Common Stock to WMC and 4,906,884 shares of Common Stock to Europa.

         Item 4 is hereby amended in its entirety to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock to which this Schedule 13D relates are held by the Reporting Persons as an investment.

         Acquisition, as the sole holder of the Series B Stock, had the exclusive right until March 7, 2005 to elect five members of the Board of Directors of the Company or such number of members as would constitute a majority of the Board. That right has expired without extension.

         The Reporting Persons, and each of Southwell Partners, L.P., Southwell Management, L.P., Southwell Holdings, LLC, and Mr. Wilson S. Jaeggli (collectively, the "Discussion Parties") have had limited discussions with the Company concerning the Company's management team and the composition of its Board of Directors. While the Reporting Persons reached no agreement or understanding with the Company concerning these matters, the Reporting Persons are no longer in discussions on these matters with the Company and no longer deem themselves as a Group with the Discussion Parties. The Reporting Persons are supportive of the Company's efforts to maximize shareholder value.

         The Reporting Persons purchased the shares of Common Stock as an investment and at the present time have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the shares of

Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

         Item 5 is hereby amended in its entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 50,125,793 shares outstanding as of May 20, 2005, which is the total number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 23, 2005.

         As of July 11, 2005, Acquisition beneficially owned 3,030,130 shares of Common Stock (the "Acquisition Shares"). The Acquisition Shares constitute approximately 6.0% of the Company's outstanding shares of Common Stock. The Acquisition Shares include 3 shares of Common Stock issuable upon conversion of the 200 shares of Series B Stock.

         As of July 11, 2005, WMC beneficially owned 5,799,064 shares of Common Stock (the "WMC Shares"). The WMC Shares constitute approximately 11.6% of the Company's outstanding shares of Common Stock. The WMC Shares include the
3,030,130 Acquisition Shares. As a member of Acquisition, WMC may be deemed to be the beneficial owner of such shares.

         As of July 11, 2005, Europa beneficially owned 9,106,497 shares of Common Stock (the "Europa Shares"). The Europa Shares constitute approximately 18.2% of the Company's outstanding shares of Common Stock. The Europa Shares include the 3,030,130 Acquisition Shares. As a member of Acquisition, Europa may be deemed to be the beneficial owner of such shares.

         As of July 11, 2005, Technologies beneficially owned 72,981 shares of Common Stock (the "Technologies Shares"). The Technologies Shares constitute less than 1% of the Company's outstanding shares of Common Stock. The Technologies Shares includes 13,743 shares issuable upon exercise of warrants.

         As of July 11, 2005, Knoll Capital beneficially owned 9,179,478 shares of Common Stock (the "Knoll Capital Shares"). The Knoll Capital Shares constitute approximately 18.3% of the Company's outstanding shares of Common Stock. The Knoll Capital Shares include (i) the 72,981 Technologies Shares and
(ii) the 9,106,497 Europa Shares.

         As of July 11, 2005, KCF II beneficially owned 666,666 shares of Common Stock (the "KCF II Shares"). The KCF II Shares constitute less than 1% of the Company's outstanding shares of Common Stock. The KCF II Shares includes 333,333 shares issuable upon exercise of the warrants issued in 2004 (the "2004 Warrants").

         As of July 11, 2005, KOM Capital beneficially owned 666,666 shares of Common Stock consisting of the KCF II Shares.

         As of July 11, 2005, Patrick O'Neill beneficially owned 666,666 shares of Common Stock consisting of the KCF II Shares.

         As of July 11, 2005, Mr. Knoll beneficially owned 9,900,609 shares of Common Stock (the "Knoll Shares"). The Knoll Shares constitute approximately 19.7% of the Company's outstanding shares of Common Stock. The Knoll Shares include (i) the 9,179,778 Knoll Capital Shares; (ii) 666,666 KCF II Shares;
(iii) warrants to purchase 8,458 shares of Common Stock exercisable at $32.50 per share; (iv) options to purchase 5,430 shares of Common Stock exercisable at $32.50 per share; (v) options to purchase 3,077 shares of Common Stock exercisable at $32.50 per share; and (vi) options to purchase 37,500 shares of Common Stock at a price of $2.60 per share.

         As of July 11, 2005, W-Net beneficially owned 333,333 shares of Common Stock issuable upon the exercise of the 2004 Warrants (the "W-Net Shares").

         As of July 11, 2005, Mr. Weiner beneficially owned 6,182,397 shares of Common Stock (the "Weiner Shares"). The Weiner Shares constitute approximately 12.2% of the Company's outstanding shares of Common Stock. The Weiner Shares include (i) the 5,799,064 WMC Shares (ii) options to purchase 50,000 shares of Common Stock at a price of $2.60 per share; and (iii) 333,333 W-Net Shares.

         Technologies, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or to direct the disposition of the 72,981 shares of Common Stock beneficially owned directly by Technologies.

         Acquisition, Europa, WMC, Knoll Capital, Mr. Knoll and Mr. Weiner share the power to vote and dispose of or to direct the vote or to direct the disposition of the 3,030,130 Acquisition Shares beneficially owned directly by Acquisition.

         Europa, Knoll Capital and Mr. Knoll share the power to vote and dispose of or to direct the vote or direct the disposition of the 9,106,497 Europa Shares beneficially owned directly by Europa.

         KCF II, KOM Capital and Messrs. Knoll and O'Neill share the power to vote and dispose of or to direct the vote or direct the disposition of the 666,666 KCF II Shares.

         Mr. Knoll has the sole power to vote and dispose of the 54,465 shares of Common Stock issuable upon exercise of options and warrants beneficially owned directly by Mr. Knoll.

         Mr. Weiner has the sole power to vote and dispose of the 50,000 shares of Common Stock issuable upon exercise of options beneficially owned directly by Mr. Weiner.

         Mr. Weiner and W-Net share the power to vote and dispose of or to direct the vote or direct the disposition of the 333,333 W-Net Shares.

         (c) Other than the transaction disclosed herein, there were no other transactions during the past sixty days by any of the Reporting Persons.

         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

         (e) Not applicable.

         Item 6 is hereby amended in its entirety to read as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 4 above, the holders of a majority in voting power of the Series B Preferred Stock, voting together as a separate class, had the exclusive right to elect five members of the Board until March 7, 2005 or such number of members as would have constituted a majority of the Board.

         WMC and Europa are parties to the Operating Agreement of Acquisition, dated as of May 15, 2003 (as amended, the "Operating Agreement"). Pursuant to the Operating Agreement, WMC has a 74.9% membership interest in Acquisition and Europa has a 25.1% membership interest in Acquisition. WMC and Europa each have the right to appoint one manager of Acquisition (currently, David Weiner and Fred Knoll, respectively), and the unanimous vote of both managers is required for any action taken by the managers.

         The Acquisition Shares, the WMC Shares, the Europa Shares and 59,238 shares of Common Stock held by Technologies (in the aggregate, 11,934,669 shares of Common Stock) were subject to a lock-up which prohibited each holder of such shares from selling more than 4% of the shares of Common Stock held by them in any 90-day period or at a price less than $2.75 per share. That lockup was able to be amended by the holders of a majority of the shares subject to that lockup without the consent of the Company. The holders of a majority of the shares subject to the lockup have suspended the transfer restrictions required thereby. In addition, Fred Knoll, David Weiner, Acquisition, WMC and Europa agreed with the investors in the Company's December 2004 private placement not to sell shares of Common Stock (other than shares of Common Stock acquired in such private placement) at prices less than $2.75 per share until the date that is 30 days following the effectiveness of the registration statement registering the resale of the shares of Common Stock sold in that private placement. That restriction has expired. Subject to the foregoing lock-up restrictions, the Reporting Persons intend to engage in sales of Common Stock from time to time in their discretion.

         Item 7 is hereby amended in its entirety to read as follows:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.          Document

    1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.


Dated: July 11, 2005                   EUROPA INTERNATIONAL INC.
                                             By: Knoll Capital Management, L.P.,
                                                 its investment manager

                                                  By:    /S/ FRED KNOLL
                                                     ---------------------------
                                                     Name:  Fred Knoll
                                                     Title: President

Dated: July 11, 2005                   KNOLL CAPITAL MANAGEMENT, L.P.

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: President

Dated: July 11, 2005                   THINKING TECHNOLOGIES, L.P.
                                             By: Knoll Capital Management, L.P.,
                                                 its General Partner

                                             By:    /S/ FRED KNOLL
                                                --------------------------------
                                             Name:  Fred Knoll
                                             Title: President

Dated: July 11, 2005                   KNOLL CAPITAL FUND II MASTER FUND, LTD.
                                             By: KOM Capital Management, LLC,
                                                 its investment advisor

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: President


Dated: July 11, 2005                   KOM CAPITAL MANAGEMENT, LLC

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: President

Dated: July 11, 2005                   GVI ACQUISITION, LLC

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: Manager

Dated: July 11, 2005                   WOODMAN MANAGEMENT CORPORATION

                                             By:    /S/ DAVID WEINER
                                                 -------------------------------
                                             Name:  David Weiner
                                             Title: President

Dated: July 11, 2005                   W-NET, INC.

                                             By:    /S/ DAVID WEINER
                                                 -------------------------------
                                             Name:  David Weiner
                                             Title: President

Dated: July 11, 2005                       /S/ PATRICK O'NEILL
                                        -----------------------------------
                                                Patrick O'Neill

Dated: July 11, 2005                       /S/ FRED KNOLL
                                        -----------------------------------
                                                Fred Knoll

Dated: July 11, 2005                       /S/ DAVID WEINER
                                        -----------------------------------
                                                David Weiner

                                  EXHIBIT INDEX

Exhibit No.

     1 Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of GVI Security Solutions, Inc., and hereby affirm that this Amendment No. 6 to Schedule 13D is being filed on behalf of each of the undersigned.


Dated: July 11, 2005                   EUROPA INTERNATIONAL INC.
                                             By: Knoll Capital Management, L.P.,
                                                 its investment manager

                                                  By:    /S/ FRED KNOLL
                                                     ---------------------------
                                                     Name:  Fred Knoll
                                                     Title: President

Dated: July 11, 2005                   KNOLL CAPITAL MANAGEMENT, L.P.

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: President

Dated: July 11, 2005                   THINKING TECHNOLOGIES, L.P.
                                             By: Knoll Capital Management, L.P.,
                                                 its General Partner

                                             By:    /S/ FRED KNOLL
                                                --------------------------------
                                             Name:  Fred Knoll
                                             Title: President

Dated: July 11, 2005                   KNOLL CAPITAL FUND II MASTER FUND, LTD.
                                             By: KOM Capital Management, LLC,
                                                 its investment advisor

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: President


Dated: July 11, 2005                   KOM CAPITAL MANAGEMENT, LLC

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: President

Dated: July 11, 2005                   GVI ACQUISITION, LLC

                                             By:    /S/ FRED KNOLL
                                                 -------------------------------
                                             Name:  Fred Knoll
                                             Title: Manager

Dated: July 11, 2005                   WOODMAN MANAGEMENT CORPORATION

                                             By:    /S/ DAVID WEINER
                                                 -------------------------------
                                             Name:  David Weiner
                                             Title: President

Dated: July 11, 2005                   W-NET, INC.

                                             By:    /S/ DAVID WEINER
                                                 -------------------------------
                                             Name:  David Weiner
                                             Title: President

Dated: July 11, 2005                       /S/ PATRICK O'NEILL
                                        -----------------------------------
                                                Patrick O'Neill

Dated: July 11, 2005                       /S/ FRED KNOLL
                                        -----------------------------------
                                                Fred Knoll

Dated: July 11, 2005                       /S/ DAVID WEINER
                                        -----------------------------------
                                                David Weiner